September 12, 2017

VIA EDGAR

Jaea Hahn

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV; File Nos. 811-23066 and 333-204808

Dear Ms. Hahn:

On August 16, 2017, Northern Lights Fund Trust IV (the “Trust” or “Registrant”) filed a preliminary proxy statement (the “Proxy Statement”) with respect to the Measured Risk Strategy Fund, a series of the Trust (the “Fund”). In a telephone conversation on August 18, 2017, you provided comments to the preliminary proxy statement. Please find below a summary of each of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used herein have the same meanings given to them in the proxy statement. Registrant will file a definitive Proxy Statement reflecting these changes.

Comment 1. Please file a form of proxy card.

Response. Please see the attached form of proxy card which will be filed with the definitive Proxy Statement.

Comment 2. Please confirm whether or not the Proposals are contingent upon one another.

Response. Registrant confirms that the Proposals are not contingent upon one another.

Comment 3. Please revise the reference to “its” in the third line of the shareholder letter to clarify who it is intended to refer to.

Response. Registrant has revised the referenced disclosure as follows:

“….since ~~it’s~~ the Fund’s inception in December 2016.”

Comment 4. Please explain why a new sub-advisory agreement, rather than an amendment to the existing agreement is required.

Response. Registrant notes that although a new agreement is not required, MRP and BPC have determined to style the agreement as a new agreement rather than an amendment to the existing agreement. Registrant further notes that the Trust’s Board of Trustees considered the approval of the New Sub-Advisory Agreement accordingly.

September 12, 2017

Comment 5. Throughout the Proxy Statement reference is made to the Trust and MRP having “been granted an order” from the SEC providing manager of managers relief. No order has been granted at this time. Please revise the Proxy Statement disclosures accordingly

Response. Registrant has made the requested revisions.

Comment 6. Throughout the Proxy Statement it is noted that the New Sub-Advisory Agreement is identical in all material respects to those of the current sub-advisory agreement except for the date of execution, effectiveness, expense allocation, and compensation. We believe that the compensation changes are material and that existing disclosure should be revised.

Response. Registrant has made the requested revisions. Disclosure now provides that the New Sub-Advisory Agreement has a revised compensation structure but otherwise is identical in all material respects to those of the current sub-advisory agreement except for the date of execution, effectiveness, and expense allocation.

Comment 7. Please note that changes to a sub-advisory agreement that directly or indirectly increase the aggregate advisory fee will require shareholder approval regardless of whether or not manager of managers relief has been obtained. Please confirm whether the New Sub-Advisory Agreement will result in an increased advisory fee. To the extent the New Sub-Advisory Agreement will result in a new or increased advisory fee, please provide a pro forma fee comparison as required by Schedule 14A.

Response. Registrant confirms that the New Sub-Advisory Agreement will not result in an increase in the aggregate advisory fee charged to shareholders.

Comment 8. In the Notice of Special Meeting of Shareholders, and in similar disclosure throughout the Proxy Statement, please revise disclosure to clarify that the order will allow MRP to hire and replace unaffiliated sub-advisors and enter into and materially amend existing sub-advisory agreements without shareholder approval.

Response. The requested changes have been made and relevant disclosure has been revised as follows:

MRP may “hire and replace unaffiliated sub-advisors and enter into and materially amend existing sub-advisory agreements with unaffiliated sub-advisors without shareholder approval.”

Comment 9. In the Notice of Special Meeting of Shareholders, and in similar disclosure throughout the Proxy Statement, please clarify that BPC is the existing sub-advisor to the Fund.

Response. The requested change has been made.

Comment 10. With respect to the sub-advisory fees, please provide the following:

a.	the total sub-advisory fees paid to BPC since the Fund’s inception;

September 12, 2017

b.	the compensation would have been paid to BPC if the New Sub-Advisory Agreement compensation structure had been in place since the Fund’s inception;
c.	disclose whether BPC is entitled to any sub-advisory fees retroactively under the Current Sub-Advisory Agreement.

Response. Registrant has revised the paragraph immediately following the table in the “Information Concerning Black Peak Capital” section of PROPOSAL I as follows:

To date and since the Fund’s inception, BPC has not earned any sub-advisory fees in connection with its advisory services provided to the Fund pursuant to the Current Sub-Advisory Agreement. Under the Current Sub-Advisory Agreement, BPC is entitled to recoupment of previously waived fees pursuant to the terms of the Fund’s Expense Limitation Agreement. Upon the termination of the Current Sub-Advisory Agreement, BPC will not be entitled to any previously waived fees under that agreement. If the fee structure under the New Sub-Advisory Agreement had been in place since the Fund’s inception BPC would have earned $24,845.19 in connection with its services to the Fund.

Comment 11. Please disclose whether there is an expense limitation agreement currently in place with respect to the Fund and the impact of such agreement on BPC and the Current Sub-Advisory Agreement.

Response. Please see response to Comment 10. Additionally, Registrant has revised the third sentence of the “The Sub-Advisory Agreement” section as follows:

The “net advisory fee” is defined as the gross management fees earned by the Advisor from the Fund less expenses and/or waiver, pursuant to an expense limitation agreement between the Advisor and the Trust (the “Expense Limitation Agreement”), the Fund incurs that are allocated and subtracted from the gross management fees.

Comment 12. Please disclose whether the Fund pays the Sub-Advisor directly or if the Advisor pays the Sub-Advisor out of the fee it receives pursuant to its Advisory Agreement.

Response. Registrant has revised the last sentence of the first paragraph of the “The Sub-Advisory Agreement” section as follows:

Under the New Sub-Advisory Agreement, the Advisor, out of the advisory fee it receives from the Fund, will pay the Sub-Advisor ~~would receive~~ a fee equal to the greater of $3,000 per month or 0.25% on the first $25 million, 0.30% on assets between $25 million and $35 million, and 0.40% on the amount over $35 million without reduction for expenses.

Comment 13. In the first paragraph of the “Background” section of PROPOSAL I please revise the disclosure noting that shareholder approval is required for BPC to continue to serve as sub-advisor as that is not the case because BPC may legally continue to serve as sub-advisor under the Current Sub-Advisory Agreement.

Response. Registrant has revised the disclosure as follows:

The primary purpose of this proposal is to approve a new sub-advisory agreement between Measured Risk Portfolios, Inc., the investment advisor to the Fund, (“MRP” or the “Advisor”), and Black Peak Capital, LLC. (“BPC” or the “Sub-Advisor”) (the “New Sub-Advisory Agreement”) pursuant to which ~~in order to allow~~ BPC will ~~to~~ continue to manage ~~ing~~ the assets of the Measured Risk Strategy Fund (the “Fund”).

September 12, 2017

Comment 14. In the second paragraph of the “Background” section of PROPOSAL I please clarify what is meant by “BPC will no longer share in the ongoing fees and expenses of the Fund or be subject to the Fund’s expense limitation agreement.”

Response. Registrant has revised the referenced disclosure as follows:

….BPC will no longer share in the ongoing fees and expenses of the Fund because it will no longer ~~or~~ be subject to the Fund’s expense limitation agreement.

Comment 15. In the “Background” section of PROPOSAL I please include a cross-reference to the Board’s evaluation of the New Sub-Advisory Agreement.

Response. Registrant has added the following disclosure to the third paragraph of the “Background” section of PROPOSAL I:

A discussion regarding the Board’s considerations related to its approval of the New Sub-Advisory Agreement is provided in the “Evaluation by the Board” section below.

Comment 16. It is noted that “The New Sub-Advisory Agreement provides that BPC will not be subject to any liability in connection with the performance of its services thereunder in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.” Please disclose whether this is different from the New Sub-Advisory Agreement.

Response. Registrant has revised the disclosure as follows:

The New Sub-Advisory Agreement and Current Sub-Advisory Agreement each provide~~s~~ that BPC will not be subject to any liability in connection with the performance of its services thereunder in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Comment 17. Please disclose whether BPC will continue to serve as sub-advisor to the Fund if PROPOSAL I is not approved by shareholders.

Response. Registrant notes that existing disclosure provides that “If the New Sub-Advisory Agreement with BPC is not approved by shareholders, the Board and MRP will consider other options, including a new or modified request for shareholder approval of a new sub-advisory agreement.” It is not certain at this time whether BPC will continue as sub-advisor in such a circumstance and, as such, declines to revise the disclosure to speculate in the Proxy Statement.

Comment 18. Please revise the last paragraph of the “The Sub-Advisory Agreement” section of PROPOSAL I to clarify that the Proxy Statement provides a summary “of the material terms of the New Sub-Advisory Agreement”.

Response. Registrant has revised the referenced disclosure as follows:

The New Sub-Advisory Agreement is attached as Appendix A. You should read the New Sub-Advisory Agreement. The description in this Proxy Statement of the New Sub-Advisory Agreement is only a summary of the material terms of the New Sub-Advisory Agreement.

September 12, 2017

Comment 19. In the “Evaluation by the Board” section of PROPOSAL I, please set forth the material factors, including any negative factors, considered by the Board in its approval of the New Sub-Advisory Agreement.

Response. The requested change has been made.

Comment 20. In the “Information Concerning Black Peak Capital” please disclose that the Fund is the Sub-Advisor’s only client.

Response. Registrant has added the following disclosure:

The Fund is BPC’s sole client.

Comment 21. Please clarify what services BPC has provided since the Fund’s inception. Existing disclosure describes the services it provides for compensation but to date no compensation has been paid.

Response. Registrant has revised the forth sentence of “The Sub-Advisory Agreement” section of PROPOSAL I as follows:

Pursuant to the terms of the Current Sub-Advisory Agreement and the New Sub-Advisory Agreement ~~For such compensation~~, BPC, at its expense, renders written or verbal advice to the Fund’s investment committee, which includes the creation of mathematical models, which signal increasing, decreasing, or level volatility in the stock market, subject to the Fund’s investment objectives, policies, and restrictions and such policies as the Trustees determined.

Comment 22. In the first sentence of the second paragraph of the “Background” section of PROPOSAL II, please revise the reference of “sub-advisory agreements” to “all investment advisory agreements including sub-advisory agreements”.

Response. The requested change has been made.

Comment 23. Please disclose that the 1940 act and rules thereunder, absent exemptive relief, also require shareholder approval for material changes to existing sub-advisory agreements.

Response. Registrant has made the following revision:

Therefore, currently, and if the proposal is not approved by shareholders, the Trust must obtain shareholder approval of a new sub-advisory agreement or a material change to an existing sub-advisory agreement at a shareholder meeting preceded by proxy statement, and MRP or the Fund would be required to pay the costs of the preparation, filing, printing and mailing of a proxy statement, such as this Proxy Statement under certain circumstances.

September 12, 2017

Comment 24. In (iii) in the second paragraph of the “Background” section of PROPOSAL II, please revise the reference to “BPC” to clarify that this would apply to “any sub-advisor.”

Response. The requested change has been made. See response to Comment 26 below.

Comment 25. Please revise the “Background” section of PROPOSAL II to clarify that, in order to rely on the requested order, the Fund must seek and obtain the approval of the holders of a majority of the outstanding securities of the Fund.

Response. Registrant has added the following disclosure:

An affirmative vote of the holders of a “majority of the outstanding voting securities” of the Fund is required for the Fund’s reliance on the Manager of Managers Order.

Comment 26. In the second paragraph of the “Background” section of PROPOSAL II, please clarify that the enumerated circumstances are limited to situations involving unaffiliated sub-advisors only.

Response. Registrant has revised the referenced disclosure as follows:

These circumstances include: (i) if and when MRP seeks to hire one or more unaffiliated sub-advisors to provide investment advisory services to the Fund, (ii) if and when MRP seeks to replace an existing unaffiliated sub-advisor, or (iii) if an unaffiliated sub-advisor ~~BPC~~ undergoes a change of control. The Manager of Managers Order will facilitate the efficient hiring of sub-advisors, making a material change to an existing agreement, or approving a new agreement in the case of a change of control, without the burden and expense of a shareholder meeting. If shareholders do not approve this proposal, shareholder approval will continue to be required for such actions.

Comment 27. In the “Background” section of PROPOSAL II, please summarize the Board’s material considerations in the approval of Proposal II.

Response. Registrant has added the requested disclosure.

Comment 28. In PROPOSAL II, please disclose the consequences of what will happen if shareholders do not approve the proposal.

Response. As shown above in response to Comment 26, Registrant has added the following disclosure:

If shareholders do not approve this proposal, shareholder approval will continue to be required for such actions.

September 12, 2017

Comment 29. Please confirm that the Fund is a non-diversified series of the Trust.

Response. Registrant so confirms.

Comment 30. In the “Cost of Solicitation” section it is noted that the cost of soliciting proxies will be borne by BPC. Please confirm this is accurate.

Response. The proxy has been revised to reflect that the Advisor will bear the cost of soliciting proxies.

Comment 31. Section 3 of the Subadvisory Agreement notes that BPC is an independent contractor. Was this provision a part of the Current Sub-Advisory Agreement? If not, please revise the relevant disclosures in the Proxy accordingly.

Response. Registrant confirms that this provision was a part of the Current Sub-Advisory Agreement.

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If you have any further questions or additional comments, please contact Emily Little at (614) 469-3264.

Sincerely,

 /s/Emily M. Little

Emily M. Little